[Letterhead of Sutherland Asbill & Brennan LLP]

February 14, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2, filed on December 22, 2010
File No. 333-171330

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 9, 2011 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-171330), filed with the Commission on February 1, 2011 (as amended, the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Where revisions to the Prospectus are referenced in the Company’s response set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

1.	We note your response to the Staff’s prior comment no. 11. Please revise the disclosure set forth in the Prospectus to indicate that Company does not presently intend to sell its common stock at a price below its then present net asset value per share during the twelve months following completion of its initial public offering.

The Company has revised the “Summary,” “Business” and “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

Vincent J. Di Stefano, Esq.

February 14, 2011

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Nicholas Radesca / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP